SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1998
                          ------------------------------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-25165
                                                _______

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  The Bank of Greene County Employees' Savings
                       and Profit Sharing Plan and Trust

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Greene County Bancorp, Inc.
                                 425 Main Street
                            Catskill, New York 12414

























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                              SUMMARY ANNUAL REPORT

                      THE BANK OF GREENE COUNTY EMPLOYEES'
                         SAVINGS AND PROFIT SHARING PLAN


This is a summary of the annual report for The Bank of Greene County Employees' Savings and Profit Sharing Plan, EIN 14-0553610, Plan No. 002, for the period January 1, 1998 through December 31, 1998. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $921. These expenses included $921 in administrative expenses. A total of 43 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,106,655 as of December 31, 1998, compared to $0 as of January 1, 1998 (due to the transfer of assets from the Financial Institutions Thrift Plan as adopted by Greene County Savings Bank to The Bank of Greene County Employees' Savings and Profit Sharing Plan). During the plan year the plan experienced an increase in its net assets of $1,106,655. This increase includes the transfer of assets from the Financial Institutions Thrift Plan as adopted by Greene County Savings Bank to The Bank of Greene County Employees' Savings and Profit Sharing Plan and unrealized appreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,107,576 including employer contributions of $19,204, realized gains of $12,101 from the sale of assets, earnings from investments of $2,432 and an asset transfer from the Financial Institutions Thrift Plan of $970,057.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report. To obtain a copy of the full annual report, or any part thereof, write or call The Bank of Greene County, 425 Main Street, Catskill, New York 12414, (518) 943-3700.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (The Bank of Greene County, 425 Main Street, Catskill, New York 12414) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N-5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       THE BANK OF GREENE COUNTY EMPLOYEES'
                                       SAVINGS AND PROFIT SHARING PLAN AND TRUST






Date:   June 29, 1999                  By:    /s/ J. Bruce Whittaker
                                              ______________________
                                       Name:  J. Bruce Whittaker
                                       Title: Plan Administrator